SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 3)*

TranS1, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89385X 105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages
Exhibit Index on Page 17

CUSIP NO. 89385X 105 13 G Page 2 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VI, L.P. (“DV VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,236,272 shares, except that Delphi Management Partners VI, L.L.C. (“DMP VI”), the general partner of DV VI, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,236,272 shares, except that DMP VI, the general partner of DV VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105 13 G Page 3 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VI, L.P. (“DBI VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
22,362 shares, except that DMP VI, the general partner of DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,362
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105 13 G Page 4 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,258,634 shares, of which 2,236,272 are directly owned by DV VI and 22,362 are directly owned by DBI VI.  DMP VI, the general partner of DV VI and DBI VI, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 89385X 105 13 G Page 5 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“DV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
886,939 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of DV VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder, and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
886,939 shares, except that DMP VIII, the general partner of DV VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105 13 G Page 6 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
8,661 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
8,661 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 89385X 105 13 G Page 7 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
895,600 shares, of which 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII.  DMP VIII, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
895,600 shares, of which 886,939 are directly owned by DV VIII and 8,661 directly owned by DBI VIII.  DMP VI, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Maroney, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 89385X 105 13 G Page 8 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Bochnowski is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Bochnowski is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105 13 G Page 9 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,000 shares
6

SHARED VOTING POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Douglass is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 30,000 shares
8

SHARED DISPOSITIVE POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Douglass is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,184,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105 13 G Page 10 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Maroney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Maroney is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Maroney is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105 13 G Page 11 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,000 shares
6

SHARED VOTING POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Roeder is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 22,000 shares
8

SHARED DISPOSITIVE POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Roeder is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105 13 G Page 12 of 19 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 500 shares
6

SHARED VOTING POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Pakianathan is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 500 shares
8

SHARED DISPOSITIVE POWER
3,154,234 shares, of which 2,236,272 are directly owned by DV VI, 22,362 are directly owned by DBI VI, 886,939 are directly owned by DV VIII and 8,661 are directly owned by DBI VIII. Pakianathan is a managing member of each of DMP VI, the general partner of DV VI and DBI VI, and DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,734
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 89385X 105 13 G Page 13 of 19 Pages

This Amendment No. 3 to Schedule 13G amends and restates in its entirety the Schedule 13G previously filed by the Reporting Persons (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).

NAME OF ISSUER:

TranS1, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

411 Landmark Drive
Wilmington, NC 28412-6303

ITEM 2(A).

NAME OF PERSONS FILING:

This Schedule 13G is filed by Delphi Ventures VI, L.P., a Delaware limited partnership (“DV VI”), Delphi BioInvestments VI, L.P., a Delaware limited partnership (“DBI VI”), Delphi Management Partners VI, L.L.C., a Delaware limited liability company (“DMP VI”) and the general partner of DV VI and DBI VI, Delphi Ventures VIII, L.P., a Delaware limited partnership (“DV VIII”), Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”) and the general partner of DV VIII and DBI VIII, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), John F. Maroney (“Maroney”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of each of DMP VI and DMP VIII.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DMP VI is the general partner of DV VI and DBI VI and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VI and DBI VI.  DMP VIII is the general partner of DV VIII and DBI VIII and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VIII and DBI VIII.  Bochnowski, Douglass, Maroney, Roeder and Pakianathan are the managing members of each of DMP VI and DMP VIII and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV VI, DBI VI, DV VIII and DBI VIII.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures
3000 Sand Hill Road, #1-135
Menlo Park, CA  94025

ITEM 2(C)

CITIZENSHIP:

DV VI, DBI VI, DV VIII and DBI VIII are Delaware limited partnerships.  DMP VI and DMP VIII are Delaware limited liability companies.  Bochnowski, Douglass, Maroney, Roeder and Pakianathan are United States citizens.

CUSIP NO. 89385X 105 13 G Page 14 of 19 Pages

ITEM 2(D) AND ITEM 2(E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock

CUSIP # 89385X 105

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of each of DV VI, DBI VI, DV VIII and DBI VIII and the limited liability company agreements of each of DMP VI and DMP VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

CUSIP NO. 89385X 105 13 G Page 15 of 19 Pages

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 89385X 105 13 G Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2010

ENTITIES:

DELPHI MANAGEMENT PARTNERS VI, L.L.C.

DELPHI VENTURES VI, L.P.

DELPHI BIOINVESTMENTS VI, L.P.

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

DELPHI VENTURES VIII, L.P.

DELPHI BIOINVESTMENTS VIII, L.P.

By: /s/ Matthew T. Potter Matthew T. Potter, Attorney-in-fact for above-listed entities
INDIVIDUALS: James J. Bochnowski David L. Douglass John F. Maroney Douglas A. Roeder Deepika R. Pakianathan, Ph.D.
By: /s/ Matthew T. Potter Matthew T. Potter, Attorney-in-fact for above-listed individuals

CUSIP NO. 89385X 105 13 G Page 17 of 19 Pages

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	18
Exhibit B: Power of Attorney	19

CUSIP NO. 89385X 105 13 G Page 18 of 19 Pages

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of TranS1, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 89385X 105 13 G Page 19 of 19 Pages

EXHIBIT B

Power of Attorney

Matthew T. Potter has signed this Schedule 13G as Attorney-In-Fact.  Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.